PITAGORA
revisione

Corso Matteotti, 21 - 10121 Torino
Tel. +39 011 51.78.602 r.a. - Fax +39 011 51.89.491
e-mail: pitagora@pitagora.org

Via Guido d'Arezzo, 7 - 20145 Milano
Tel. +39 02 439.11.617 - Fax +39 02 439.16.332
e-mail: pitagorami@pitagora.org

REPORT OF THE INDEPENDENT AUDITOR TO THE MEMBERS OF VIRTUAL GENERATION LIMITED

To the Director and Shareholders of
Virtual Generation LTD
Malta

Report on the Financial Statements

We have audited the accompanying financial statements of Virtual Generation LTD, which comprise the statements of financial position as at 31 December 2018 and 2017, the statements of comprehensive income, changes in equity and cash flows for the years ended 31 December 2018 and 2017, and a summary of significant accounting policies and other explanatory notes.

Audit Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Company as at 31 December 2018 and 2017 and of its financial performance and cash flows for the years then ended in accordance with the International Financial Reporting Standards as adopted by the European Union (IFRS) and have been properly prepared in accordance with the Companies Act, Cap. 386 of the Laws of Malta.

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Financial Statements* section of our report.

We are independent of the Company in accordance with the International Ethics Standards Board for Accountants' *Code of Ethics for Professional Accountants ("IESBA Code")* together with the ethical requirements of the *Accountancy Profession (Code of Ethics for Warrant Holders) Directive* issued in terms of *the Accountancy Profession Act, Cap. 281,* that are relevant to our audit of the financial statements in Malta. We have fulfilled our other ethical responsibilities in accordance with the IESBA Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The director is responsible for the other information. The other information comprises only the Director's Report. Our opinion on the financial statements does not cover this information.

PITAGORA REVISIONE S.r.l. a Socio Unico - Società di Revisori Contabili
Sede Legale: 10121 Torino - C.so Matteotti, 21

Cap. Soc. € 30.000,00 i.v. • P.I. 07786350012 • Reg. Imp. Torino n. 05235621009



In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

With respect to the Director's Report, we also considered whether the Director's Report includes the disclosures required by Article 177 of the Companies Act, Cap. 386 of the Laws of Malta.

Based on the work we have performed, in our opinion:
- the information given in the Director's Report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
- the Director's Report has been prepared in accordance with the Maltese Companies Act, Cap.386.

In addition, in light of the knowledge and understanding of the Company and its environment obtained in the course of the audit, we are required to report if we have identified material misstatements in the Director's Report and other information that we obtained prior to the date of this auditor's report. We have nothing to report in this regard.

Director's Responsibility for the Financial Statements
The director is responsible for the preparation of financial statements that give a true and fair view in accordance with IFRS as adopted by the European Union and the requirements of the Maltese Companies Act, Cap. 386, and for such internal control as he determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the director is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the director either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibility
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in their aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.



- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the director.
- Conclude on the appropriateness of the director's use of the going concern basis of accounting and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the company to cease to continue as a going concern.
- Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with the director regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Report on Other Legal and Regulatory Requirements
The Companies Act, Cap. 386 of the Laws of Malta establishes that if the Company's directors default in:
- disclosing their remuneration; or
- their duties related to retention of accounting records, preparation of financial statements and in safeguarding the auditor's rights;

the auditor shall report the default in the audit report.

We have nothing to report to you in this regard.

Pitagora Revisione S.r.l.
Turin, Italy
March 28, 2019



Roberto Seymandi
Partner